SmarTire Systems Inc.
150-13151 Vanier Place
Richmond, British Columbia V6V 2J1

September 19, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Attn: Mr. Russell Mancuso
Mr. Tom Jones

Re: SmarTire Systems Inc.

Registration Statements on Form SB-2 (File No. 333-126836 and
File No. 333-130953)

Dear Messrs. Mancuso and Jones:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by SmarTire Systems Inc. (the “Company”) to withdraw:

•
File No. 333-126836. The Registration Statement on Form SB-2, as amended (File No. 333-126836) (the “First Registration Statement”), originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 22, 2005. The First Registration Statement was withdrawn on September 23, 2005, but was inadvertently amended by Amendment No. 2 to Form SB-2, which was filed with the Commission on April 12, 2006 (“Amendment No. 2”). The Company filed an administrative withdrawal request with the Commission on April 18, 2006 to correct this error (the “Administrative Withdrawal”); and

•
File No. 333-130953. The Registration Statement on Form SB-2, as amended (File No. 333-130953) (the “Second Registration Statement”, and together with the First Registration Statement, the “Registration Statements”), originally filed by the Company with the Commission on January 11, 2006 and subsequently amended, including by Amendment No. 2, as per the Administrative Withdrawal.

The Company has determined not to proceed with the public registration and sale of its common stock at this time, but may decide to do so in the future. No shares of common stock have been offered or sold pursuant to the Registration Statements.

The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statements is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of said Rule 477. Please provide the Company with a copy of the order granting withdrawal of the Registration Statements as soon as it is available.

If you have any questions concerning this matter, please contact Jeff Finkelstein at (604) 276-9884.

SMARTIRE SYSTEMS INC.

/s/ Jeff Finkelstein
By: Jeff Finkelstein, Chief Financial Officer